Exhibit (a)(10)

Date:	November 18, 2003

To:	[Delphi Employees]

From:	[DELPHI]

Subject:	IMPORTANT: Offer to Exchange Outstanding Eligible Options for Cash-Settled Appreciation Rights

Per the voice mail you received earlier today from Kevin Butler, please find the attached summary presentation of Delphi’s SAR for Options Exchange Offer.

Thank you for your attention to this matter.

Attachment:	[Employee Communications Package regarding the Offer to Exchange]